Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview

We are a pharmaceutical company specializing in the development, manufacturing, marketing and sale of traditional Chinese medicine derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products and sell them in 261 cities in 30 provinces in China as of the date of this report. In addition, we also sell biomedical drugs, medical instruments, traditional Chinese medicine pieces (“TCMPs”)and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

Our major customers are pharmaceutical companies, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

We have been profitable since 2015 and we believe we are well-positioned to benefit from the rapid growth of the TCMD market in China and to leverage the leading market position of our flagship products in order to further grow our business.

Recent Development

Completion of the Initial Public Offering (“IPO”)

On March 25, 2021, we closed our IPO of 5,000,000 ordinary shares, par value $0.003125 per share (the “ordinary shares”) at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on March 31, 2021. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $28.75 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, our ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021. Out of the $25.6 million net IPO proceeds, we received approximately $22.0 million by March 31, 2021. We received the rest net proceeds of $3.6 million in connection with the sale of the over-allotment shares on April 1, 2021. As a result, our unaudited condensed balance sheet as of March 31, 2021 reported a subscription receivable of $3,571,241.

Newly Established Subsidiary

On May 12, 2021, through our PRC subsidiary Jiangxi Universe Pharmaceuticals Co., Ltd. (“Jiangxi Universe”), we established a wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify our product offerings in the near future. As of the date of this filing, Universe Hanhe has no active business operations.

COVID-19 Impact

Our business operations has been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations since early March 2020 and the impact of COVID-19 on our operating results and financial performance for fiscal year 2020 and for the six months ended March 31, 2021 were temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Our revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the Six Months Ended March 31,		Variance
	2021	2020	%
Revenue from sales of self-manufactured TCMD products	54.8%	45.4%	9.4%
Revenue from sales of third-party products	45.2%	54.6%	(9.4)%
Total revenue	100.0%	100.0%

Number of customers	1,092	1,162	(6.0)%

Sales volume by unit- TCMD products	9,140,000	5,760,229	58.7%
Sales volume by unit- third party products	5,043,984	5,219,039	(3.4)%
Total sales volume	14,183,984	10,979,268	29.2%

Average selling price per unit- TCMD products	$1.46	$1.29	12.8%
Average selling price per unit- Third-party products	$2.18	$1.71	26.9%

Revenues from sales of TCMD products manufactured by us accounted for 54.8% and 45.4% of our total revenues for the six months ended March 31, 2021 and 2020, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatment and relief for common chronic health conditions in the elderly designed to achieve physical wellness and longevity (“Chronic Condition Treatments”) and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

Sales volume of our TCMD products increased by 3,379,771 units, or 58.7%, from 5,760,229 units sold in six months ended March 31, 2020 to 9,140,000 units sold in six months ended March 31,2021. The increase in our sales volume was because we were unable to timely fulfill the orders of our customer in February and March 2020, and accordingly our sales volume was negatively impacted in six months ended March 31, 2020 and lower than that of the six months ended March 31, 2021. We resumed our business operations since early March 2020 and the COVID-19 adverse impact on our business operations appears to be temporary since April 2020 up to the date of this report. Among the increase in total sales volume of 3,379,771 units from the six months ended March 31, 2020 to the six months ended March 31, 2021, 88% of such increase was related to increased sales volume of our cold and flu medications and our key TCMD product, Guben Yanling Pill. As affected by the inflation and increased costs of raw materials, we adjusted our selling price of TCMD products accordingly. Average selling price of our TCMD products increased by 12.8%, from $1.29 per unit in six months ended March 31,2020 to $1.46 per unit in six months ended March 31,2021. In addition, the number of our customers decreased by 6.0%, from 1,162 in six months ended March 31,2020 to 1,092 in six months ended March 31,2021 because we experienced delay in shipping and delivering our products to our customers located in certain remote geographic areas as a result of transportation restrictions related to COVID-19. On the other hand, exchange rate between RMB and US$ was US$1.00 to RMB 7.0126 in six months ended March 31,2020 as compared to US$1.00 to RMB 6.5531 in six months ended March 31, 2021. The depreciation of RMB against US$ had a 6.6% positive impact on our reported total revenues. These combined factors led to a 79.0% increase in our revenue from sales of our TCMD products from six months ended March 31,2020 to six months ended March 31,2021.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes and syringes, (iii) TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets.

Revenues from sales of third-party products accounted for 45.2% and 54.6% of our total revenues for the six months ended March 31, 2021 and 2020, respectively. Sales volume of third-party products decreased by 175,055 units or 3.4%, from 5,219,039 units sold in six months ended March 31, 2020 to 5,043,984 units sold in six months ended March 31, 2021, while the average selling price of third-party products increased by 26.9% from $1.71 per unit in six months ended March 31, 2020 to $2.18 per unit in six months ended March 31,2021 as affected by increased purchase costs of third-party products as affected by (i) general inflation, (ii) increased raw material costs, and (iii) changes in product mix based on customer orders. On the other hand, exchange rate between RMB and US$ was US$1.00 to RMB 7.0126 in six months ended March 31, 2020 as compared to US$1.00 to RMB 6.5531 in six months ended March 31, 2021. The depreciation of RMB against US$ had a 6.6% positive impact on our reported total revenues. These factors led to a 22.6% increase in our revenue from sales of our third-party products from six months ended March 31, 2020 to in six months ended March 31, 2021. As of the date of this filing, the COVID-19 pandemic in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. We had been focusing on manufacturing and selling our own TCMD products during the six months ended March 31, 2021. For future third-party product sales, our strategy is to select and distribute certain high-quality products with higher margin. We do not expect that the sales of third party products will outpace the sales of our own TCMD products going forward.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 50.7% and 48.0% of our total revenue for the six months ended March 31, 2021 and 2020, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 49.3% for six months ended March 31, 2021, a decrease by 2.6% from gross margin of 52.0% in six months ended March 31,2020. Our gross profit and gross margin is affected by sales of different product mix during each reporting period. Our gross margin increases when more products with lower costs and higher margin are sold, while our gross margin decreases when more products with higher costs and lower margin are sold. The sales of product mix changed during six months ended March 31, 2021 as compared to six months ended March 31, 2020 because more products with higher costs and lower margin had been sold to our customers, thereby decreasing our gross margin.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 4.6% and 3.9% of our total revenue for the six months ended March 31, 2021 and 2020, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 4.1% and 4.5% of our revenue for the six months ended March 31, 2021 and 2020, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses were 1.3% and 3.3% of our revenue for the six months ended March 31, 2021 and 2020, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to continue to increase in the foreseeable future.

Financial Results for Six Months Ended March 31, 2021

The following table summarizes the results of our operations during the six months ended March 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$24,292,948	100.0%	$16,388,865	100.0%	$7,904,083	48.2%
COST OF REVENUE	12,304,678	50.7%	7,868,761	48.0%	4,435,917	56.4%
GROSS PROFIT	11,988,270	49.3%	8,520,104	52.0%	3,468,166	40.7%

OPERATING EXPENSES
Selling expenses	1,109,287	4.6%	646,241	3.9%	463,046	71.7%
General and administrative expenses	985,498	4.1%	743,813	4.5%	241,685	32.5%
Research and development expenses	310,668	1.3%	547,627	3.3%	(236,959)	(43.3)%
Total operating expenses	2,405,453	10.0%	1,937,681	11.7%	467,772	24.1%

INCOME FROM OPERATIONS	9,582,817	39.4%	6,582,423	40.2%	3,000,394	45.6%

OTHER INCOME (EXPENSE)
Interest expense, net	(46,671)	(0.2)%	(63,709)	(0.4)%	17,038	(26.7)%
Other expense, net	(8,227)	0.1%	(674)	0.1%	(7,553)	1120.6%
Equity investment income	30,626	0.1%	21,805	0.1%	8,821	40.5%
Total other expense, net	(24,272)	(0.1)%	(42,578)	(0.3)%	18,306	(43.0)%

INCOME BEFORE INCOME TAX PROVISION	9,558,545	39.3%	6,539,845	39.9%	3,018,700	46.2%

PROVISION FOR INCOME TAXES	2,410,747	9.9%	1,465,769	8.9%	944,978	64.5%

NET INCOME	$7,147,798	29.4%	$5,074,076	31.0%	$2,073,722	40.9%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the six months ended March 31,
	2021	2020	Change
	Amount	Amount	Amount	%

Revenue - TCMD products sales	$13,318,921	$7,439,652	$5,879,269	79.0%
Revenue – third-party products sales	10,974,027	8,949,213	2,024,814	22.6%
Total revenue	$24,292,948	$16,388,865	$7,904,083	48.2%

	For the six months ended March 31,
	2021	2020
Sales of TCMD products:
Medicinal liquor products	$1,133,879	$663,917
Other chronic condition treatment products	9,700,934	5,790,165
Cold and flu medicines	2,484,108	985,570
Sub-total of TCMD products sales	13,318,921	7,439,652

Sales of third-party products:
Biochemical drugs	9,434,646	7,456,837
Traditional Chinese medicine pieces	20,570	8,483
Medical instruments	1,517,860	1,482,211
Dietary supplements	952	1,682
Subtotal of third-party products sales	10,974,027	8,949,213

Total revenue	$24,292,948	$16,388,865

Our total revenues increased by $7,904,083, or 48.2%, to $24,292,948 for the six months ended March 31, 2021 from $16,388,865 for the six months ended March 31, 2020.

Revenue from sales of our TCMD products

Sales of our TCMD products increased by $5,879,269, or 79.0%, from $7,439,652 in six months ended March 31,2020 to $13,318,921 in six months ended March 31,2021, because the sales volume of our TCMD products increased by 58.7% from 5,760,229 units sold in six months ended March 31,2020 to 9,140,000 units sold in six months ended March 31, 2021, and the average selling price of our TCMD products increased by 12.8% from $1.29 per unit in six months ended March 31, 2020 to $1.46 per unit in six months ended March 31, 2021. The increase in the sales of our TCMD product was due to the following specific reasons:

a)	Among the 13 varieties of TCMD products we manufacture, the sales of Guben Yanling Pill, one of our key Chronic Condition Treatment products, accounted for 34.8% and 29.8% of our total revenue for the six months ended March 31, 2021 and 2020, respectively. The sales of Guben Yanling Pill increased by $3,564,316, or 1,088,820 units, or 77.1% from six months ended March 31,2020 to six months ended March 31,2021. Our research and development efforts in improving the formulation of our Guben Yanling Pill helped us lower the production costs, allowing us to sell this product at lower prices. Weighted average selling price of our Guben Yanling Pill decreased by $0.07 per unit, or 2.0%, from $3.45 per unit in six months ended March 31,2020 to $3.38 per unit in six months ended March 31,2021. The lower selling price contributed to the increase in sales volume of our Guben Yanling Pill in six months ended March 31,2021.

b)	Due to the COVID-19 pandemic, from February to early March 2020, we had to temporarily close down our manufacturing facilities due to government restrictions. This led to a decrease in the production and sales of our TCMD products for approximately one month. In addition, due to transportation and travel restrictions, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. These factors led to lower sales volume of our TCMD products in six months ended March 31, 2020 as compared to six months ended March 31, 2021.

c)	Sales of our flu and cold medication products (including Qiangli Pipa Syrup, Isatis Root Granule and Paracetanol Granule For Children) increased in six months ended March 31,2021 due to strong market demand. Sales volume of our Qiangli Pipa Syrup and Isatis Root Granule increased by 1,496,511 units, 128,940 units and 254,203 units, or 205.2%, 18.5% and 23.7%, respectively, in six months ended March 31, 2021 as compared to six months ended March 31, 2020. On the other hand, as affected by inflation and increased market price of raw materials, we adjusted our selling price and the average selling price of our Qiangli Pipa Syrup, Isatis Root Granule and Paracetanol Granule For Children increased by $0.19 per unit, $0.16 per unit and $0.10 per unit, or 39.9%, 27.6% and 42.3%, respectively, in six months ended March 31,2021 compared to the six months ended March 31,2020.

d)	Exchange rate between RMB and US$ was US$1.00 to RMB 7.0126 in six months ended March 31,2020 as compared to US$1.00 to RMB 6.5531 in six months ended March 31, 2021. The depreciation of RMB against US$ had a 6.6% positive impact on our reported total revenues.

Revenue from sales of third-party products

Sales of third-party products increased by $2,024,814, or 22.6%, from $8,949,213 in six months ended March 31, 2020 to $10,974,027 in six months ended March 31, 2021. Sales volume of third-party products slightly decreased by 3.4%, from 5,219,039 units sold in six months ended March 31,2020 to 5,043,98 units sold in six months ended March 31,2021. In six months ended March 31,2021, due to an overall increase in the market prices of raw materials used in the manufacturing of third-party products, we paid higher purchase prices for products from third-party pharmaceutical companies and accordingly our average selling price of third-party products in six months ended March 31, 2021 was higher than in six months ended March 31, 2020. Our average selling price of third-party products increased by 26.9%, from $1.71 per unit in six months ended March 31, 2020 to $2.18 per unit in six months ended March 31, 2021. Among the total sales of third-party products, sales of biochemical drugs increased by 26.5% or $1,977,808, from $7,456,837 in six months ended March 31, 2020 to $9,434,645 in six months ended March 31, 2021 because of 31.2% increase in average selling price, while sales of traditional Chinese medicine pieces, medical instruments and dietary supplements was relatively immaterial during six months ended March 31, 2021 and 2020. In addition, exchange rate between RMB and US$ was US$1.00 to RMB 7.0126 in six months ended March 31,2020 as compared to US$1.00 to RMB 6.5531 in six months ended March 31, 2021. The depreciation of RMB against US$ had a 6.6% positive impact on our revenue from sales of third-party products.

Cost of Revenues. Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes.

	For the six months ended March 31,
	2021	2020	Change
	Amount	Amount	Amount	%

Cost of revenue- TCMD products	$5,417,129	$3,129,816	$2,287,313	73.1%
Cost of revenue- third-party products	6,887,549	4,738,945	2,148,604	45.3%
Total cost of revenue	$12,304,678	$7,868,761	$4,435,917	56.4%

Our cost of revenues increased by $4,435,917, or 56.4%, from $7,868,761 in six months ended March 31, 2020 to $12,304,678 in six months ended March 31, 2021. The increase in our cost of revenues was primarily due to increased sales volume, increased raw material and third-party product purchase costs and a 6.6% exchange rate impact as discussed in more details below.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 44.0% and 39.8% of our total costs of revenues for the six months ended March 31, 2021 and 2020, respectively. Cost of revenues of TCMD products increased by $2,287,313, or 73.1%, from $3,129,816 in six months ended March 31, 2020 to $5,417,129 in six months ended March 31, 2021. The increase in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of TCMD products increased by 58.7%, from 5,760,229 units sold in six months ended March 31, 2020 to 9,140,000 units sold in six months ended March 31,2021. As discussed above, due to the COVID-19 pandemic, from February to early March 2020, we temporarily closed down our manufacturing facilities due to government restrictions. This led to a decrease in the production and sales of our TCMD products for approximately one month. In addition, due to transportation and travel restrictions, we experienced difficulties shipping and delivering our products to customers located in certain remote geographic areas. These factors led to lower sales volume of our TCMD products in six months ended March 31, 2020 as compared to six months ended March 31, 2021. As sales volume increased in six months ended March 31, 2021, raw materials, labor, packaging, freight and overhead costs associated with our TCMD product sales also increased.

(2)	As a result of inflation and increased market price of raw materials, our average per unit cost of our TCMD products increased by $0.05, or 9.1%, from $0.54 per unit in six months ended March 31, 2020 to $0.59 per unit in six months ended March 31, 2021. Among the 13 varieties of TCMD products, cost of revenues of Guben Yanling Pill, one of our key products, accounted for 20.0% and 18.0% of our total cost of revenues in six months ended March 31,2021 and 2020, respectively. Costs of Guben Yanling Pill increased by $1,039,402 when sales volume of Guben Yanling Pill increased by 77.1%. In addition, unit production cost of Yangxue Danggui Syrup, Qiangli Pipa Syrup, Isatis Root Granule and Paracetamol Granule for Children increased by 6.9%, 19.6%, 14.4% and 16.4%, respectively, which led to corresponding increases in cost of revenues associated with these TCMD products by $264,978, $606,492, $113,061and $79,443, respectively.

(3)

Exchange rate between RMB and US$ was US$1.00 to RMB 7.0126 in six months ended March 31,2020 as compared to US$1.00 to RMB 6.5531 in six months ended March 31, 2021. The depreciation of RMB against US$ had a 6.6% positive impact on our cost of revenues from sales of TCMD products.

The increase in our cost of revenues of our TCMD products in six months ended March 31,2021 as compared to six months ended March 31,2020 reflected the above mentioned factors combined.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 56.0% and 60.2% of our total costs of revenues for the six months ended March 31,2021 and 2020, respectively. Cost of revenues of third-party products increased by $2,148,604, or 45.3%, from $4,738,945 in six months ended March 31, 2020 to $6,887,549 in six months ended March 31, 2021, because of an increase in average unit cost of third-party products by $0.46 per unit, or 50.4%, from $0.91 per unit in six months ended March 31, 2020 to $1.37 per unit in six months ended March 31, 2021, offset by a decrease in sales volume of third-party products by 3.4%. In six months ended March 31, 2021, due to an overall increase in the market prices of raw materials used in the manufacturing of third-party products, we sourced third-party products at higher prices from third-party pharmaceutical companies. In addition, exchange rate between RMB and US$ was US$1.00 to RMB 7.0126 in six months ended March 31, 2020 as compared to US$1.00 to RMB 6.5531 in six months ended March 31, 2021. The depreciation of RMB against US$ had a 6.6% positive impact on our cost of revenues from sales of third-party products. These factors led to the increase in cost of revenues associated with third-party product sales in six months ended March 31,2021 as compared to six months ended March 31,2020.

Gross profit

Our gross profit increased by $3,468,166, from $8,520,104 in the six months ended March 31, 2020 to $11,988,270 in the six months ended March 31, 2021. Our gross margin decreased by 2.7% from 52.0% in the six months ended March 31, 2020 to 49.3% in the six months ended March 31, 2021.

	For the six months ended March 31,
	2021	2020	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$7,901,792	$4,309,836	$3,591,956	83.3%
Gross profit- third-party products	4,086,478	4,210,268	(123,790)	(2.9)%
Total gross profit	$11,988,270	$8,520,104	$3,468,166	40.7%

Gross margin- TCMD products	59.3%	57.9%		1.4%
Gross margin- third party products	37.2%	47.0%		(9.8)%
Total gross margin	49.3%	52.0%		(2.7)%

Average selling price per unit- TCMD products	$1.46	$1.29	$0.17	12.8%
Average cost per unit- TCMD products	$0.59	$0.54	$0.05	9.1%

Average selling price per unit- third party products	$2.18	$1.71	$0.47	27.5%
Average cost per unit - third party products	$1.37	$0.91	$0.46	50.4%

Gross profit from the sales of our TCMD products increased by $3,591,956, or 83.3%, from $4,309,836 in the six months ended March 31, 2020 to $7,901,792 in the six months ended March 31, 2021, and the gross margin of our TCMD products increased by 1.4%, from 57.9% in the six months ended March 31, 2020 to 59.3% in the six months ended March 31, 2021. The increase in our gross profit from the sales of TCMD products was due to the following reasons: (i) as discussed above, sales volume of our TCMD products increased by 58.7% from 5,760,229 units sold in the six months ended March 31, 2020 to 9,140,000 units sold in the six months ended March 31, 2021, and the average selling price of our TCMD products increased by 12.8% from $1.29 per unit in the six months ended March 31, 2020 to $1.46 per unit in the six months ended March 31, 2021. Although due to inflation and increased market price for raw materials led to our increased average cost of TCMD products by 9.1%, the increase in average selling price outpaced the increase in average unit costs of our TCMD products by $0.12 per unit, which increased our profitability from sales of TCMD products; (ii) Our gross profit and gross margin were affected by the sales of different product mix during each reporting period. During six months ended March 31, 2021, the sales of Guben Yanling Pill, Shengrong Weisheng Pill, Qiangli Pipa Syrup, Isatis Root Granule and Paracetamol Granule increased by 73.0%, 26.4%, 327.0%, 51.1% and 76.0%, respectively, which led to corresponding increases in gross profit associated with these TCMD products by $2,524,914, $192,581, $500,701, $93,144 and $105,697, respectively, as compared to the six months ended March 31, 2020; and (iii) the depreciation of RMB against US$ had a 6.6% positive impact on our cost of revenues from sales of third-party products.

Gross profit from third-party product sales decreased by $123,790, or 2.9%, from $4,210,268 in the six months ended March 31, 2020 to $4,086,478 in the six months ended March 31, 2021, while the gross margin of third-party product sales decreased by 9.8%, from 47.0% in the six months ended March 31, 2020 to 37.2% in the six months ended March 31, 2021. Average unit selling price of third-party products increased by 27.5%, or $0.47 per unit, while average unit cost of third-party products also increased by 50.4%, or $0.46 per unit. The increase in average selling price only outpaced the increase in average unit cost of third-party products by $0.01 per unit. The decrease in our gross profit from third-party products was affected by changes in sales of different product mix in the six months ended March 31, 2021 as compared to the six months ended March 31, 2020. For example, largest portion of decrease in gross profit of third-party products was associated with sales of medical instrument products, which decreased by $120,571 when average unit purchase cost increased by 23.7% or $0.74 per unit when comparing the six months ended March 31, 2021 to the six months ended March 31, 2020. Higher purchase price on medical instrument products lowered down our gross profit in six months ended March 31,2021. As of the date of this filing, the COVID-19 pandemic in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. We have been focusing on manufacturing and selling our own TCMD products during the six months ended March 31, 2021. For future third-party product sales, our strategy is to select and distribute certain high-quality products with higher margin. We do not expect that the sales of third party products will outpace the sales of our own TCMD products going forward.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2021 and 2020:

	For the six months ended March 31,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$24,292,948	100.0%	$16,388,865	100.0%	$7,904,083	48.2%
Operating expenses:
Selling expenses	1,109,287	4.6%	646,241	3.9%	463,046	71.7%
General and administrative expenses	985,498	4.1%	743,813	4.5%	241,685	32.5%
Research and development expenses	310,668	1.3%	547,627	3.3%	(236,959)	(43.3)%
Total operating expenses	$2,405,453	10.0%	$1,937,681	11.7%	$467,772	24.1%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the six months ended March 31,
	2021		2020		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$411,310	37.1%	$217,439	33.6%	$193,871	89.2%
Advertising expenses	266,884	24.1%	168,197	26.0%	98,687	58.7%
Shipping and delivery expenses	393,446	35.5%	241,826	37.4%	151,620	62.7%
Business travel and meals expenses	27,145	2.4%	8,346	1.3%	18,799	225.2%
Other sales promotion related expenses	10,502	0.9%	10,433	1.6%	69	0.7%
Total selling expenses	$1,109,287	100.0%	$646,241	100.0%	$463,046	71.7%

Our selling expenses increased by $463,046, or 71.7%, from $646,241 in the six months ended March 31, 2020 to $1,109,287 in the six months ended March 31, 2021, primarily attributable to (i) an increase in advertising expenses by $98,687, or 58.7%, from $168,197 in the six months ended March 31, 2020 to $266,884 in the six months ended March 31, 2021. We use outdoor billboard, magazine and social media such as WeChat and Weibo to advertise our brand and products in order to increase customer awareness. In the six months ended March 31, 2021, in connection with the sales promotion of our TCMD products to targeted customers, we spent more on advertising than we did in six months ended March 31, 2020, which led to higher advertising expenses in the six months ended March 31, 2021; (ii) an increase in our salary and benefit expenses paid to our sales employees by $193,871, or 89.2%, from $217,439 in the six months ended March 31, 2020 to $411,310 in the six months ended March 31, 2021, and an increase in business travel and meals expense by $18,799 or 225.2%, from $8,346 in the six months ended March 31, 2020 to $27,145 in the six months ended March 31, 2021, primarily due to our increased sales activities during the six months ended March 31, 2021. For the same period of 2020, from early February to early March 2020, we temporarily suspended our business as affected by the COVID-19. During the one-month temporary closure of our facilities in response to the COVID-19 pandemic, we reduced business travels and we only paid basic salary to our sales personnel during this period of time, which led to lower salary expenses and business travel expenses in the six months ended March 31, 2020 as compared to the six months ended March 31, 2021; (iii) an increase in shipping and delivery expenses by $151,620, or 62.7%, from $241,826 in the six months ended March 31, 2020 to $393,446 in the six months ended March 31, 2021, due to our increased sales volume and sales orders fulfillment during six months ended March 31, 2021. These above-mentioned factors combined led to the increase in our selling expenses in the six months ended March 31, 2021 as compared to the six months ended March 31, 2020. As a percentage of revenues, our selling expenses accounted for 4.6% and 3.9% of our total revenue for the six months ended March 31, 2021 and 2020, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the six months ended March 31,
	2021		2020		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$307,433	31.2%	$233,022	31.3%	$74,411	31.9%
Depreciation and amortization	109,103	11.1%	101,902	13.7%	7,201	7.1%
Bad debt reserve expenses (recovery)	(203,253)	(20.6)%	9,038	1.2%	(212,291)	(2,438.9)%
Land and property tax	51,886	5.3%	48,485	6.5%	3,401	7.0%
Office supply and utility expense	150,857	15.3%	64,015	8.6%	86,842	135.7%
Transportation, business travel and meals expense	14,196	1.4%	31,236	4.2%	(17,040)	(54.6)%
Consulting fee	520,726	52.8%	229,921	30.9%	290,805	126.5%
Inspection and maintenance fee	9,841	1.0%	11,250	1.5%	(1,409)	(12.5)%
Stamp tax and other expenses	24,709	2.5%	14,944	2.0%	9,705	65.3%
Total general and administrative expenses	$985,498	100.0%	$743,813	100.0%	$241,685	32.5%

Our general and administrative expenses increased by $241,685 or 32.5% from $743,813 in the six months ended March 31, 2020 to $985,498 in the six months ended March 31, 2021, primarily attributable to (i) our professional service fees increased by $290,805 in the six months ended March 31, 2021 as compared to the six months ended March 31, 2020, primarily due to increased audit fees and business consulting fees in connection with our public offering, (ii) an increase in our office supply and utility expenses by $86,842, or 135.7%, to support our administration activities; (iii) an increase in our salaries, welfare expenses and insurance expenses paid to administration employees by $74,411, or 31.9%, because of higher amount of annual bonus was distributed to administrative staffs in six months ended March 31, 2021 as compared to six months ended March 31, 2020, and offset by a decrease in bad debt expense by $212,291 because we accrued more bad debt expenses in period periods based on estimated accounts receivable collection trend and approximately $0.2 million bad debt accrual in prior periods has been collected in the six months ended March 31, 2021. The overall increase in our general and administrative expenses in the six months ended March 31, 2021 as compared to the six months ended March 31, 2020 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 4.1% and 4.5% of our revenue for the six months ended March 31, 2021 and 2020, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the six months ended March 31,
	2021		2020		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to R&D staff	$75,133	24.2%	$43,709	8.0%	$31,424	71.9%
Materials used in R&D activities	226,800	73.0%	495,985	90.6%	(269,185)	(54.3)%
Depreciation and others	8,735	2.8%	7,933	1.4%	802	10.1%
Total R&D expenses	$310,668	100.0%	$547,627	100.0%	$(236,959)	(43.3)%

Research and development expenses decreased by $236,959, or 43.3%, from $547,627 for the six months ended March 31, 2020 to $310,668 for the six months ended March 31, 2021, primarily attributable to a decrease in the materials used in the research and development (“R&D”) activities by $269,185. In the six months ended March 31, 2020, in order to develop new products and improve the formulation of several existing products, we conducted more testing on product stability and safety, and as a result, more materials were used in our R&D activities in the six months ended March 31, 2020 than in the six months ended March 31, 2021. As a percentage of revenues, research and development expenses were 1.3% and 3.3% of our revenue for the six months ended March 31, 2021 and 2020, respectively.

Other income (expenses), net

Our other income (expenses) primarily include interest expenses incurred on our short-term bank loans, gain or loss from disposal of fixed assets and investment income from our long-term investment in exchange for a 5% ownership interest in a local bank. Total other expenses, net, decreased by $18,306 or 43.0%, from $42,578 in the six months ended March 31, 2020 to $24,272 in the six months ended March 31, 2021, due to the following reasons:

Interest expenses decreased by $17,038, or 26.7%, from $63,709 in the six months ended March 31, 2020 to $46,671 in the six months ended March 31, 2021. The decrease in our interest expenses was due to lower amount of outstanding loans we carried during the six months ended March 31, 2021 as compared to the six months ended March 31, 2020.

Other expense increased by $7,553, from other expense of $674 in the six months ended March 31, 2020 to other expense of $8,227 in the six months ended March 31, 2021, because we paid work injury compensation to a worker in the six months ended March 31, 2021.

Equity investment income was $30,626 and $21,805 for the six months ended March 31, 2021 and 2020, respectively. From March 2009 to September 2017, we invested approximately RMB5 million ($0.7 million) in Jiangxi Jian Rural Commercial Bank (“JX RCB Bank”) in exchange for a 5% ownership interest in the bank. The purpose of these equity investment agreements with JX RCB Bank was to earn investment income as the bank continues to grow. We account for this investment using the measurement alternative in accordance with ASC 321. As of March 31, 2021 and September 30, 2020, the value of this investment amounted to $762,500 and $735,000, respectively, and was reported as long-term investment in equity investee on our consolidated balance sheets.

Provision for Income Taxes

Our provision for income taxes was $2,410,747 in the six months ended March 31, 2021, an increase of, $944,978, or 64.5% from $1,465,769 in the six months ended March 31, 2020 due to our increased taxable income. Under the Enterprise Income Tax Law, or the EIT Law, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”, individually an “HNTE”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of our main operating subsidiaries in the PRC, was approved as an HNTE and was entitled to a reduced income tax rate of 15% beginning November 2016 with a term of three years. Jiangxi Universe’s HNTE status was successfully renewed in December 2019 for a term of three additional years. The EIT Law is typically enforced by the local tax authorities in the PRC. Each local tax authority has the discretion to grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2021 and 2020 were reported at a blended reduced rate since Jiangxi Universe enjoys a 15% reduced income tax rate due to its HNTE status and Jiangxi Universe Pharmaceuticals Trade Co., Ltd. (“Universe Trade”), a wholly owned subsidiary of Jiangxi Universe, is subject to a standard 25% income tax rate. The impact of the tax holidays noted above decreased PRC corporate income taxes by $68,788 and $258,847 for the six months ended March 31, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.00 and $0.02 for the six months ended March 31, 2021 and 2020, respectively. Our effective tax rate was 25.2% and 22.4% for the six months ended March 31, 2021 and 2020, respectively. The increase in effective tax rate of approximately 2.8% was primarily due to more taxable income was generated from Universe Trade with 25% income tax rate during the six months ended March 31, 2021. For the same period of 2020, more taxable income was generated from Jiangxi Universe with 15% income tax rate.

Net Income

As a result of the foregoing, we reported a net income of $7,147,798 for the six months ended March 31, 2021, representing a $2,073,722 increase from a net income of $5,074,076 for the six months ended March 31, 2020.

Liquidity and Capital Resources

As of March 31, 2021, we had $35,999,129 in cash on hand as compared to $10,058,202 as of September 30, 2020. The increase in our cash on hand was due to cash flow from our operating activities and also contributable to the completion of our IPO in March, 2021, because of which we receive net proceeds of approximately $26.3 million. We also had $17,799,597 in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. As of the date of this filing, approximately 89.8%, or $16.0 million of our net accounts receivable balance as of March 31, 2021 have been subsequently collected and the remaining balance is expected to be substantially collected by August 2021. Collected accounts receivable will be used as working capital in our operations, if necessary.

The following table summarizes our accounts receivable and subsequent collection by aging bucket as of the date of this filing:

Accounts Receivable by aging bucket	Balance as of March 31, 2021	Subsequent collection	% of subsequent collection
Less than 3 months	$12,487,287	$10,489,436	84.0%
From 4 to 6 months	5,160,836	4,979,232	96.5%
From 7 to 9 months	576,870	508,252	88.1%
From 10 to 12 months	20,912	3,228	15.4%
Over 1 year	14,509	9,150	63.1%
Total gross accounts receivable	18,260,414	15,989,298	87.6%
Allowance for doubtful accounts	(460,817)
Accounts Receivable, net	$17,799,597	$15,989,298	89.8%

As of March 31, 2021, our inventory balance amounted to $4,917,271, primarily consisting of raw materials and work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products. We also had short-term bank loans of $2,745,000 that we obtained from Jiangxi Luling Rural Commercial Bank (“LRC Bank”) for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on past experiences and our outstanding credit history. The balance of our due to related parties was $3,117,081 as of March 31, 2021, representing cash advances from our controlling shareholders to be used as our working capital.

As of March 31, 2021, our working capital balance was $45,222,828. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. On March 25, 2021, we closed our IPO of 5,000,000 ordinary shares at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on March 31, 2021. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $28.75 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $26.3 million.

We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders and proceeds from our IPO will be sufficient to meet our working capital needs in the next 12 months from the date the unaudited condensed interim financial statements were issued.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2021	2020
Net cash provided by operating activities	$1,058,129	$8,379,903
Net cash used in investing activities	(50,875)	(47,512)
Net cash provided by financing activities	24,136,556	356,033
Effect of exchange rate change on cash and restricted cash	797,117	(69,293)
Net increase in cash	25,940,927	8,619,131
Cash, beginning of period	10,058,202	3,177,321
Cash, end of period	$35,999,129	$11,796,452

Operating Activities

Net cash provided by operating activities was $1,058,129, for the six months ended March 31, 2021, primarily consisting of the following:

●	Net income of $7,147,798 for the period.

●	An increase in accounts receivable of $6,322,074. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of March 31, 2021, most of our outstanding accounts receivable aged below six months. As of date of this filing, approximately 89.8%, or $16.0 million of our net accounts receivable balance as of March 31, 2021 have been subsequently collected and the remaining balance is expected to be collected by August 2021. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	An increase in inventory balance of $2,864,911 because we increased raw material and finished goods inventory purchase in order to have sufficient inventory to fulfill increased sales orders based on current sales trend. In addition, in order to reduce the negative impact from general inflation and increased market price of raw materials, we increased the inventory stockpiles as of March 31, 2021.

●	An increase in prepaid expenses and other current assets of $3,037,310 because we made an advance payment of RMB23.3 million (approximately $3 million) to a third-party vendor in order to purchase new equipment and machinery to upgrade some of our manufacturing facilities. The prepayment was paid to this vendor on March 15, 2021 and we had not received the equipment and machinery as of March 31, 2021. Subsequently in April 2021, we terminated the purchase agreement with this vendor and fully collected the RMB23.3 million prepayment.

●	An increase in accounts payable of $5,801,410 because of our increased purchase of raw materials and third-party products from our suppliers, which led to increase in our accounts payable balance as of March 31, 2021. We normally arrange the payment to suppliers upon receipt of the invoices from them. As of March 31, 2021, the increase in accounts payable was largely due to pending invoices from suppliers.

Net cash provided by operating activities was $8,379,903 for the six months ended March 31, 2020, primarily consisting of the following:

●	Net income of $5,074,076 for the period.

●	A decrease in accounts receivable of $2,089,969 because we collected the same amount of accounts receivable. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers. As of date of this report, approximately 85%, or $3.7 million of our net accounts receivable balance as of March 31, 2020 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

●	An increase in inventory balance of $2,354,137 because we increased the purchase of our raw material inventories and increased the purchase of finished goods inventory from third-party pharmaceutical companies in anticipation of increased sales in the coming months.

●	An increase in accounts payable of $3,189,657 because of our increased purchase of raw materials and third-party products on credit from our suppliers, which led to increase in our accounts payable balance as of March 31, 2020.

●	An increase in taxes payable of $140,942 primarily due to increased taxable income for the period.

Investing Activities

Net cash used in investing activities amounted to $50,875 for the six months ended March 31, 2021, which primarily included the purchase of fixed assets in the same amount.

Net cash used in investing activities amounted to $47,512 for the six months ended March 31, 2020, which primarily included the purchase of fixed assets in the same amount.

Financing Activities

Net cash provided by financing activities amounted to $24,136,556 for the six months ended March 31, 2021, primarily include the following:

●	Proceeds from short-term bank loans of $1,220,800 and repayment of bank loans of $1,220,800. During the six months ended March 31 ,2021, our subsidiary Universe Trade repaid RMB8 million to LRC Bank upon maturity of a loan and at the same time renewed the loan agreement to borrow RMB8 million for an additional year until March 17, 2022.

●	Net proceeds of approximately $22.0 million received from closing of our IPO on March 25, 2021. Additional net proceeds of approximately $3.6 million from sale of the over-allotment shares on March 31, 2021 was subsequently received on April 1, 2021. As a result, our unaudited condensed balance sheet as of March 31, 2021 reported a subscription receivable of $3.6 million.

●	Proceeds from related party borrowings of $2,194,640. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $356,033 for the six months ended March 31, 2020, primarily include the following:

●	Deferred public offering costs of $90,698. Deferred offering costs consisted principally of legal, underwriting, and other professional service expenses in connection with the IPO of our ordinary shares. As of March 31, 2020, we capitalized $90,698 of deferred offering costs. Such costs were deferred until March 2021, the closing of the IPO, at which time the deferred costs were offset against the offering proceeds.

●	Proceeds from related party borrowings of $446,731. The balance due to related party mainly consisted of advances from our principal shareholders for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2021 and 2020, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of March 31, 2021, we had the following contractual obligations:

		Payment Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years
Debt obligations (1) (2)	$2,745,000	$2,745,000	$-
Total	$2,745,000	$2,745,000	$-

(1)	On September 26, 2019, our subsidiary Universe Trade signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,220,000 as of March 31, 2021 and $1,176,000 as of September 30, 2020) as working capital. The fixed interest rate of the loan was 5.655% per annum. Upon maturity date, Universe Trade signed a loan extension agreement with LRC bank to extend the loan repayment date to March 17, 2022 with new interest rate of 4.81% per annum. Related parties including Mr. Gang Lai, our controlling shareholder, Foshan Shangyu Investment Holding Co., Ltd., an affiliated entity controlled by Mr. Gang Lai, and our subsidiaries Jiangxi Universe and Jiangxi Universe Pharmaceuticals Technology Co., Ltd., as well as three unrelated individuals jointly signed a guarantee agreement with LRC Bank to provide credit guarantee to safeguard this loan.

(2)	On June 19, 2020, our subsidiary Jiangxi Universe signed a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,470,000) as working capital for one year, with the maturity date on June 18, 2021. The fixed interest rate of the loan was 4.81% per annum. There was no guarantee requirement for this loan.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2021 and September 30, 2020.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.